UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”) informs that it has executed a binding Memorandum of Understanding (“MOU”) with its controlling shareholder, State Grid Brazil Power Participações S.A. (“State Grid”), with the purpose of establishing the grounds to regulate the negotiations for a potential transaction, involving the acquisition by CPFL Energia of the entire equity interest directly held by State Grid in CPFL Energia Renováveis S.A. (“CPFL-R”), a publicly-held company indirectly controlled by CPFL Energia.

The purpose of the transaction is, among others, to create potential synergies between CPFL Energia and its subsidiaries, consisting in a first step of a possible broader restructuring that will be evaluated, which allows CPFL Energia to hold all shares issued by CPFL-R, with an exception to the shares held by its minority shareholders. Thereby, it mitigates the need for CPFL Energia to issue new shares in a potential future consolidation involving CPFL-R, which could compromise the compliance with article 10 of the Novo Mercado Regulation, even after the intended public offering, as disclosed through the material facts dated April 2, 22 and 24, 2019 (“Offer”).

The terms of the MOU were negotiated independently by CPFL Energia’s representatives. In addition to the usual conditions in this kind of transaction, such as the negotiation and execution of definitive agreements, the MOU provides conditions for the effective execution of the transaction, among them: (i) that the transaction is subject to the successful conclusion of the Offer, provided that CPFL Energia intends to use up to the totality of the net funds, obtained with the primary tranche of the Offer, to finance the acquisition; (ii) that the transaction is subject to approval by the parties’ competent management bodies; and (iii) that the amount to be paid by CPFL Energia for all the shares of CPFL-R held by State Grid will be negotiated and determined independently by CPFL Energia and State Grid and the parties will confirm that the transaction is being carried out on an arm's length basis, being noted that State Grid has already declared that it agrees to sell the shares at a price per share of R$ 16.85.

In order to assist it with its recommendation of the transaction price, CPFL-E's Related Party Transactions Committee has selected UBS Bank to prepare an appraisal report that will contain an indicative price range for the shares held by State Grid in CPFL-R’s capital stock. The final approval of the Transaction, including the price, will be made by the Board of Directors of the Company.

The information required by CVM Instruction No. 480/09 concerning the transaction will be disclosed upon approval by the competent management bodies, including the independent members of CPFL Energia’s Board of Directors, and the execution of the definitive documents of the transaction.

Also on this date and within the context of the transaction, CPFL Energia's management approved the beginning of integration of CPFL-R, involving (i) as first step, the implementation of actions to restructure and strengthen activities of CPFL-R benefiting from synergies between CPFL-R  and CPFL Energia's organizational model, and (ii) the completion of studies and analyzes aimed at a restructuring, which allows a possible consolidation, total or partial, between CPFL Geração de Energia S.A. and CPFL-R, still to be evaluated and timely submitted to competent approvals. In any event, the consolidation described in item (ii) shall only be implemented after a final decision is taken regarding CPFL Renováveis’ free float reestablishment obligation.

CPFL Energia will keep its shareholders and the market informed on the progress of the subject matter informed herein.

This Material Fact does not constitute an offer to sell securities in Brazil or abroad, which is exclusively informative, under the terms of the legislation in effect, and should not under any circumstance be deemed as, nor constitute, an investment recommendation, offer to sell, solicitation or offer to purchase any securities of CPFL Energia, including shares issued by CPFL Energia and ADSs. The distribution of advertisements and the offer and sale of securities in certain jurisdictions may be unlawful.

In this sense, CPFL Energia ratifies, in compliance with the provisions of article 157, paragraph 4, of Law No. 6404/76, and the CVM Instruction No. 358/02, and following the material fact disclosed on April 24, 2019, that it filed with the Securities and Exchange Commission (“SEC”) of the United States of America (“United States”) a Registration Statement on Form F-3 (“Form F-3”). As informed in that occasion, once declared effective by the SEC, the Form F-3 will allow the Company to carry out in the United States certain specified public offerings of its common shares, including in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts.

Campinas, May 21 2019.

YueHui Pan

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 21, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.